SECU 06005686 SSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-12726

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/05 (MM/DD/YY) AND ENDING 03/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ICAP Corporates LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Harborside Financial Center, 1100 Plaza Five
(No. and Street)

Jersey City (City) New Jersey (State) 07311 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Philip Curry (212) 341-9746
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) New York (State) 10017 (Zip Code)

PROCESSED
JUN 2 6 2006
THOMSON FINANCIAL

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 30 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, the undersigned, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ICAP Corporates LLC, as of March 31st, 2006, are true and correct. I further swear (or affirm) that neither the Company nor any partner, prprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer. The financial statements of the Company are made available to all Company members and Allied members of the New York Stock Exchange, Inc. and other regulatory agencies.

MEREDITH E. MASTERS
Notary Public of New Jersey
My Commission Expires Aug. 15, 2008

[signature]
Notary Public

[signature]
Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ICAP Corporates LLC

(Formerly Garban Corporates LLC)
Statement of Financial Condition
March 31, 2006

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Member of
ICAP Corporates LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of ICAP Corporates LLC (the "Company") (formerly Garban Corporates LLC) at March 31, 2006 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

May 25, 2006

ICAP Corporates LLC
Statement of Financial Condition
March 31, 2006

(dollars in thousands)

Assets	
Cash and cash equivalents	$ 27,927
Cash segregated under federal regulations	12,352
Deposits with clearing organizations	14,799
Securities owned, at estimated fair value	565
Securities owned, not readily marketable	22,157
Receivable from brokers, dealers and clearing organizations	2,664,583
Commissions receivable, net of allowance for doubtful accounts of $37	12,325
Receivable from customers	97,261
Receivable from affiliates	1,488
Prepaid expenses and other assets	2,288
	$ 2,855,745
Liabilities and Member's Equity	
Liabilities	
Payable to brokers and dealers	$ 2,657,136
Payable to customers	102,480
Accrued expenses and accounts payable	24,935
	2,784,551
Commitments and contingencies (Note 7)	
Member's equity	71,194
	$ 2,855,745

The accompanying notes are an integral part of this financial statement.

(dollars in thousands)

1. Organization

ICAP Corporates LLC (the "Company") (formerly Garban Corporates LLC) is a Delaware limited liability company. The Member is Garban LLC a subsidiary of ICAP Broking Holdings North America LLC ("IBHNA"). IBHNA has two Members: ICAP North America Inc. ("INAI") and First Brokers Holdings Inc. ("FBHI").

The Company is an indirect wholly owned subsidiary of ICAP plc, a public company registered in the United Kingdom that engages principally in money and securities broking throughout the world.

The Company, headquartered in New Jersey, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD") and has four trading licenses with the New York Stock Exchange ("NYSE"). The Company operates primarily in the interdealer market in bonds listed on the New York and American stock exchanges, over the counter corporate bonds, preferred stock, direct access, NASDAQ market making, credit derivatives, certificates of deposits, collateralized mortgage obligations and other asset-backed corporate debt securities.

2. Summary of Significant Accounting Policies

The preparation of the statement of financial condition in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from these estimates.

Cash and cash equivalents at March 31, 2006 include approximately $27,818 of short-term highly liquid money market mutual funds. The Company considers short-term interest bearing investments with initial maturities of three months or less to be cash equivalents.

Securities owned are recorded at estimated fair value. Securities owned primarily consist of foreign government and corporate obligations and equities. Customers' securities transactions are recorded on a settlement date basis.

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash with the lender. With respect to securities loaned, the Company receives collateral in the form of cash. The amount of collateral required to be deposited for securities borrowed or received for securities loaned is an amount generally in excess of the market value of the applicable securities. The Company monitors the market value of securities borrowed and loaned daily, with additional collateral obtained or refunded as appropriate. The amount of collateral received and delivered under these agreements approximates the amounts on the statement of financial condition.

An allowance for doubtful accounts is maintained at a level that in management's judgment is adequate to absorb potential credit losses.

(dollars in thousands)

The Company is party to Tax Sharing Agreements ("the Agreements") with INAI and FBHI. As a single member limited liability company, it is not treated as a separate taxable entity. INAI and FBHI allocate to the Company its share of the consolidated federal tax expense or benefits based upon the principles of separate company calculation as though the Company was treated as a separate tax payer. The change in deferred assets or liabilities and the taxes currently receivable or payable are calculated and recorded on the statement of financial condition. The net tax receivable or payable is settled with INAI and FBHI on a regular basis.

All financial assets and financial liabilities are stated at amounts which approximate fair value.

3. Cash Segregated Under Federal Regulations

Cash of $10,352 has been segregated in a special reserve bank account for the benefit of customers under SEC Rule 15c3-3. Cash in the amount of $2,000 has been segregated in a PAIB reserve account. The Company computes a PAIB Reserve, which requires that the Company maintain minimum segregated cash in the amount of total credits per the Reserve Computation. As of March 31, 2006, the Company had no PAIB reserve requirement.

4. NYSE Seat Share Conversion

The New York Stock Exchange ("NYSE")/Archipelago merger (collectively referred to as "NYSE Group"), which took place in March 2006, had a significant impact on the Company's financial results for the year ended March 31, 2006. The Company had been a member of the NYSE for a number of years and was the beneficial owner of four memberships (seats) carried at cost of $3,220. Pursuant to the plan of merger between NYSE and Archipelago, the Company surrendered its memberships in exchange for approximately $1,200 in cash and 320,708 NYSE Group common shares, par value $0.01 per share, in the aggregate. In lieu of the rights conferred by membership, the Company purchased the rights to four annual renewable trading licenses. These licenses allow the Company continued physical and electronic access to the NYSE trading facilities. The NYSE Group common shares are subject to a three-year restriction on transfer, which will expire in equal one-third installments in March 2007, 2008, and 2009. The Company has estimated the fair value on these restricted shares to be approximately $22,157 which is included in securities owned, not readily marketable on the statement of financial condition.

On May 5, 2006, the NYSE completed a secondary offering of its shares. The Company sold 69,787 of NYSE common shares that were originally restricted until March 2007.

5. Receivable from Brokers, Dealers and Clearing Organizations and Payable to Brokers and Dealers

Receivable from brokers, dealers and clearing organizations and payable to brokers and dealers primarily include deposits paid for securities borrowed of $2,437,504 and deposits received for securities loaned $2,439,802 respectively.

6. Receivable from and Payable to Customers

Receivable from and payable to customers includes amounts due on cash transactions.

(dollars in thousands)

7. Commitments and Contingencies

The Company is involved in litigation arising in the ordinary course of its business. Management believes, based upon consultation with outside legal counsel, that the outcome of these matters will not have a material adverse effect on the Company's financial condition.

The Company has satisfied collateral requirements with a clearing organization at March 31, 2006 by depositing two uncollateralized letters of credit in the amount of $10,000.

No amounts were outstanding on the letters of credit as of March 31, 2006.

8. Net Capital Requirements

As a registered broker-dealer and member of the New York Stock Exchange, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities and Exchange Commission (the "Rule"). The Company computes its net capital under the alternative method permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $1,000 or 2% of aggregate debit balances arising from customer transactions, as defined. The Rule may prohibit a member firm from expanding its business or paying cash dividends, if resulting net capital would be less than 5% of aggregate debit balances or 120% of the minimum dollar amount required. At March 31, 2006, the Company had net capital of approximately $36,383, which exceeded the minimum requirement of $3,114 by approximately $33,269.

9. Employee Benefits

The Company participates in an affiliate's trusteed profit sharing plan (the "Plan") covering substantially all of its employees, under which Company contributions are made at the discretion of management.

10. Stock Option Plans

The Company participates in stock option plans that provide for the granting of options to acquire share in ICAP plc to officers and other key employees of the Company. Options are generally granted at market value of the date under the plan, options are granted, with an exercise price that represents 50% of market value at the grant date. Options granted vest between three and four years after the grant date and will expire within seven to ten years after grant.

11. Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company generally executes transactions as a riskless principal between undisclosed principals. If the riskless principal transactions do not settle because of failure by either counterparty to perform, the Company may be required to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the security at the time of discharge is different from the contract amount of the transaction. However, the Company does not anticipate non-performance by counterparties in the above situation. The Company has loaned to brokers and dealers, securities owned by other brokers and dealers having a market value of approximately $2,359,734 and received cash or other collateral with a value of

(dollars in thousands)

approximately $2,439,802. If a borrowing broker or dealer does not return a security, the Company may be obligated to purchase the security in order to return it to the owner. In such circumstance, the Company may incur a loss equal to the amount by which the market value of the security on the date of nonperformance exceeds the value of the loan or the collateral from the broker or dealer. In addition, the Company has borrowed from other brokers and dealers, securities having a market value of approximately $2,359,320 and has given cash or other collateral with a value of approximately $2,437,504. In the event a lender does not return the collateral, the Company may be subject to a loss equal to the amount by which the collateral exceeded the market value of the security borrowed.

In addition, pursuant to the terms of the clearing agreements between the Company and its clearing brokers, the clearing brokers have the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. At March 31, 2006, the Company has recorded no liability. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right.

In the normal course of its operations, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company believes the risk of loss is remote.

The contractual amount of purchase and sale transactions at March 31, 2006 was approximately $3,225,029 for both purchases and sales which have not yet reached settlement date. Substantially all of these transactions have subsequently settled.

The Company's policy is to monitor its market exposure and counterparty risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business. The Company does not anticipate nonperformance by the counterparties.

12. Transactions with Affiliates

The Company entered into an agreement with an indirect wholly owned subsidiary of ICAP plc, whereby the subsidiary provides them with shared occupancy, fixed assets and administrative (including finance, human resources, operations, legal and electronic data processing functions) services. In addition, the Company provides clearing services for foreign and domestic affiliates.